August 23, 2018
BY EMAIL

Jordan K. Thomsen, Esq.
Vice President and Corporate Counsel
Pruco Life Insurance Company
213 Washington Street
Newark, NJ 07102-2992

       Re:    Pruco Life Variable Universal Account
              Pruco Life of New Jersey Variable Appreciable Account Pruco Life Insurance Company
              Pruco Life Insurance Company of New Jersey
              Initial Registration Statements on Form N-6
              Filing Nos: 333-225953; 333-225954


Dear Mr. Thomsen:

        The staff has reviewed the above-referenced initial registration statements, which the
Commission received on June 28, 2018. Based on our review, we have the following comments.
The comments are based upon review of the registration statement under file number 333-
225953 and should also be applied to the corresponding portions of the registration statement under file number 333-225954. Defined terms have the same meaning as those in the registration statements.

1. Summary of the Contract and Contract Benefits (p. 1)

   a. Decreasing the Basic Insurance Agreement. Please add additional disclosure to the summary explaining to investors the rationale for decreasing the Basic Insurance
      Amount.

   b. The Contract Fund. This subsection only notes what causes the value of the Contract
      Fund to change. For clarity, please add disclosure clarifying what are the sources for the assets that are in the fund.

2. Summary of Charges and Expenses (pp. 2-4)

   c. Please explain supplementally why different characteristics for a representative Contract
      Owner are used with different fees.
 Jordan K. Thomsen, Esq.
Pruco Life Insurance Company
August 23, 2018
Page 2 of 4


   d. Transaction and Optional Rider Fees. Please disclose premium taxes as a fee table line item.

   e. Please confirm that the representative insureds noted in the fee tables represent the age or classification with the greatest number (or expected) of outstanding contracts. See Form
      N-6, Item 3, instr. 3(b)(i).

   f. Please add a footnote to the net interest on loans entry noting that all loans are considered standard until the 10th Contract Year.

3. Fixed Rate Option (p. 10)

   a. Please add the caution to this section stating that the fixed rate option is subject to the insurer's claims paying ability and financial strength.

   b. Please remove the phrase: ". . . we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Rate Option."

4. Premium Based Administrative Charge (p. 11)

      In the first paragraph of this section, the prospectus states that "[t]his charge is made up of two parts, which currently equal a total of 3.75% of the premiums received." Please correct the administrative charge to reflect the new rate: 7.5%.

5. Limited No-Lapse Guarantee (p.15)

    a. In the first paragraph of this section, the prospectus states that "the guarantee ...provides that the Contract will not lapse as a result of unfavorable investment performance . . . ."
       For clarity, please note in this sentence that the Guarantee is effective only under certain circumstances.

    b. In the second paragraph of this section, the prospectus refers to "excess Contract Debt."
       In the sixth paragraph of the Loans section on page 27, the prospectus refers to
       "excessive Contract Debt." Please revise these references to clarify what is intended by the phrase (e.g., Contract Debt in excess of the value of the Contract
Fund).

    c. The phrase "Limited No-Lapse Guarantee Value" appears to refer to a minimum value required for the Guarantee to be in effect. Please revise the phrase to make clear that this value is a required minimum.

    d. The prospectus notes in the same paragraph that for certain previously lapsed contracts due to excess Contract Debt, the Guarantee Value is reduced by "the Contract Debt."
       Please clarify whether the Guarantee Value is reduced by the entire Contract Debt or just
 Jordan K. Thomsen, Esq.
Pruco Life Insurance Company
August 23, 2018
Page 3 of 4

          by that portion that is deemed excess. Please also provide an example that demonstrates how this is calculated.

     6. Rider to Provide Lapse Protection (p.15)

          The second paragraph of this section refers to a "No-Lapse Contract Fund," which is nowhere defined. Please revise the section to define the term, and to provide an example demonstrating how the rider operates.

  5. Enhanced Cash Value Rider (p. 20)

          In this paragraph, the prospectus states that an Additional Amount is not payable if the
          Contract is surrendered in connection with a 1035 exchange. 1035 exchanges are not addressed anywhere else in the prospectus. If 1035 exchanges are to be offered in connection with the Contract, please add a section to the prospectus addressing the benefits and risks of such exchanges; include that there will be no surrender charge on the old contract and no front-end load on the new contract.

  6. Presistency Credit (p. 26)

          Please rephrase the first paragraph of this section to clarify that Contract Owners will get the credit unless the registrant notifies them that the credit has been discontinued. The disclosure currently reads as if the credit is totally discretionary on the part of the registrant.

7.    Financial Statements, Exhibits, and Other Information

          Please provide any financial statements, exhibits, consents, and other required disclosure not included in this amendment.

8.    Power of Attorney

          Please provide a power of attorney that relates specifically to this registration statement as required by rule 483(b) of the Securities Act, by either specifically referencing the appropriate Securities Act file number or Contract name.


          We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jordan K. Thomsen, Esq.
Pruco Life Insurance Company
August 23, 2018
Page 4 of 4

       Responses to these comments should be made in a letter addressed to me and filed through the EDGAR system and in pre-effective amendments to the registration statements. If you believe that you do not need to make changes to the registration statements in response to a comment, please indicate that in the letter and explain the basis for your position.

        Although we have completed our initial review of the registration statements, the registration statements will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statements and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statements, as amended.

        If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code
20549-8629.

                                                       Sincerely,

                                                       /s/

                                                       Alberto H. Zapata
                                                       Senior Counsel
                                                       Disclosure Review and
Accounting Office